July 18, 2019

[Via EDGAR]

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark Brunhofer and Sharon Blume

Re:	Health Insurance Innovations, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 14, 2019 and Amended May 7, 2019
Form 8-K Date May 22, 2019 Investor Presentation
Filed May 22, 2019
File No. 001-35811

Ladies and Gentlemen:

On behalf of Health Insurance Innovations, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated July 3, 2019, to Mr. Michael D. Hershberger, Chief Financial Officer, Secretary, and Treasurer of the Company, with respect to the above-referenced filings of the Company. The comments of the Staff are repeated below (in bold italics), followed by the Company’s responses (in regular type).

Form 10-K for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 34

1. We acknowledge your response to prior comment 1. Given the significant difference in your premium equivalents metric and your underlying revenue under ASC 606 versus ASC 605, please represent to us that, in addition to the proposed revised explanatory disclosure provided in your response, you will include the prior definition of premium equivalents under ASC 605 in your 2019 Form 10-K and explain that the increase from 2017 to 2018 is in part due to the change in how you define the metric.

The Company represents to the Staff that will add the revised explanatory disclosure on premium equivalents under ASC 606 in the Company’s Form 10-K for 2019 and will also add the appropriate disclosure regarding premium equivalents under ASC 605 (Year ended December 31, 2017). Further, the Company confirms that it will provide explanatory language in the Company’s Form 10-K for 2019 regarding the increase in premium equivalents from 2017 to 2018, specifically identifying that the calculation of the metric, and what the metric represents, changed during such time period.

2. Please address the following additional comments related to your response to prior comment 3:

●	Given the title of your “constrained lifetime value per submitted application” (LVSA) metric and that the denominator of the metric is current period applications submitted, tell us why it is appropriate to include member management performance obligation revenue on prior year applications, to exclude estimated future member management performance obligation revenue on current year applications and to include changes in estimates of prior year sales and marketing performance obligations in the numerator of this metric. Explain why the prior period adjustments are not separately disclosed or removed from the current period metric.
●	Tell us whether there is a significant difference between the number of submitted applications used in the denominator of your LVSA metric and the number of policies issued. If so, tell us why basing the metric on the number of submitted applications is more relevant than approved applications for which policies were issued.
●	Represent to us that you will revise your disclosure in future periods to clarify why you present differing numbers of submitted applications in your disclosure consistent with the second paragraph of your response to prior comment 3.

The Company previously calculated LVSA in the manner described in our June 7, 2019 letter to the Staff because LVSA calculated in such manner was being used as a key business metric by the Company to manage its business at that point in time. As we continuously manage our business, the Company’s management has determined that it would be preferable to include the lifetime value of member management performance obligation revenue in this metric on a going-forward basis. The Company now utilizes an LVSA metric that includes lifetime value member management performance obligation revenue in the management of our business, and we believe that this revised metric provides improved utility and will more timely capture changes in stated policy duration, and experience rates. Further, the Company does not believe it is appropriate and did not include changes in variable consideration in this metric for the period. Changes in variable consideration would only relate to applications submitted in a prior period and therefore including adjustments would not accurately adjust current period LVSA. Accordingly, the Company will revise LVSA to using the lifetime value of the member management performance obligation in future filings.

In 2018, the Company had 621,600 submitted applications and 529,500 policies issued.  Submitted applications are timelier and better suited to the day-to-day management of our business.  The data on policies issued can have a lag of 30 days or more.  The Company believes that the metric of submitted applications is more relevant as the company uses submitted applications as a principal comparative operating metric in its ordinary business operations including sales and commission reports. The Company does not use issued policies in the same fashion.  The Company has consistently externally reported submitted applications.

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In response to the second paragraph of the Company’s prior response on comment 3, the Company will revise the disclosure in future periods clarifying the difference in submitted applications between tables and within the calculation of LVSA.

Form 8-K Filed May 22, 2019

Exhibit 99.1

Investor Presentation (May 22, 2019), Page 19

3. On Slides 19 and 20 you present non-GAAP measures for annual historical periods and estimates for 2019. On slides 26 through 28 you provide reconciliations of non-GAAP measures to the most comparable GAAP measure for the first quarters of 2019 and 2018. Please represent to us that in future presentations you will reconcile each annual period non-GAAP measure (both historical and forward-looking guidance) presented to the most comparable GAAP measure. See Item 100(a) of Regulation G.

The Company represents to the Staff that for future presentations the Company will reconcile each annual period non-GAAP measure (both historical and forward-looking guidance) presented, to the most comparable GAAP measure. The Company will be updating the investor presentation after the Q2 10-Q filing and will include this reconciliation within that revised presentation.

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Thank you for your assistance. If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (877) 376-5831.

Sincerely,

/s/ Michael D. Hershberger
Michael D. Hershberger
Health Insurance Innovations, Inc.

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